SEC FILE NO. 001-33383
CUSIP NUMBER 86800U104

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:
Super Micro Computer, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

980 Rock Avenue
City, State and Zip Code:
San Jose, California 95131

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Super Micro Computer, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2024 (the “Q1 2025 Form 10-Q”) in a timely manner without unreasonable effort or expense. As previously announced, the Company has been unable to file its Annual Report on Form 10-K for the period ended June 30, 2024 (the “2024 Form 10-K,” and together with the Q1 2025 Form 10-Q, the “Delinquent Reports”).

As previously disclosed, in response to information that was brought to the attention of the Audit Committee of the Company’s Board of Directors, the Board of Directors formed a committee (the “Special Committee”) to review certain of the Company’s internal controls and other matters (the “Review”). As disclosed in the Company’s Form 8-K filed on October 30, 2024, prior to the completion of the Review, the Company’s independent registered public accounting firm at the time (the “Former Firm”) resigned. The Company is diligently working to select an independent registered public accounting firm (a “Successor Firm”).

The Special Committee has completed its investigation based on a set of initial concerns raised by the Former Firm. The Special Committee has other work that is ongoing, but expects the Review to be completed soon. Additional time is also needed for: (i) the Company to select and engage a Successor Firm, (ii) the Company’s management to complete its assessment of the effectiveness of its internal controls over financial reporting as of June 30, 2024, and (iii) the Successor Firm to conduct its audit of the financial statements to be incorporated in the 2024 Form 10-K and conduct its audit of the Company’s internal controls over financial reporting as of June 30, 2024. Further additional time is needed for the Company to prepare the Q1 2025 Form 10-Q and for the Successor Firm to review the interim financial statements to be included in the Q1 2025 Form 10-Q. The Q1 2025 Form 10-Q cannot be completed and filed until the 2024 Form 10-K is completed and filed.

As a result of the foregoing, the Company needs additional time to finalize the financial statements and related disclosures to be filed as part of the Delinquent Reports.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles Liang	(408)	503-8000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

The Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024, has not yet been filed.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 5, 2024, the Company issued a press release announcing certain preliminary financial information for the quarter ended September 30, 2024. A copy of the press release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 5, 2024.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this report that are not historical in fact may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties, including, but not limited to, the timing and consequences of the delays in the Company’s regaining compliance with its SEC filing obligations. Additional factors are contained in our filings with the Securities and Exchange Commission, including those factors discussed under the caption "Risk Factors" in such filings.

Super Micro Computer, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2024	By:	/s/ Charles Liang
Charles Liang President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)